Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.
SUPPLEMENT NO. 9, DATED SEPTEMBER 23, 2011,
TO THE PROSPECTUS, DATED FEBRUARY 18, 2011

This prospectus supplement (this “Supplement No. 9”) is part of the prospectus of American Realty Capital Healthcare Trust, Inc. (the “Company” or “we”), dated February 18, 2011 (the “Prospectus”), as supplemented by Supplement No. 6, dated August 4, 2011 (“Supplement No. 6”), Supplement No. 7, dated August 19, 2011 (“Supplement No. 7”) and Supplement No. 8, dated September 7, 2011 (“Supplement No. 7”). This Supplement No. 9 supplements, modifies or supersedes certain information contained in our Prospectus, Supplement No. 6, Supplement No. 7 and Supplement No. 8, and should be read in conjunction with our Prospectus, Supplement No. , Supplement No. 7 and Supplement No. 8. This Supplement No. 9 will be delivered with our Prospectus, Supplement No. 6, Supplement No. 7 and Supplement No. 8.

The purpose of this Supplement No. 9 is to, among other things:

•	disclose operating information, including the status of the offering and the shares currently available for sale; and
•	disclose recent real estate investments and potential real estate investments.

Status of the Offering

We commenced our reasonable best efforts initial public offering of 150.0 million shares of common stock on February 18, 2011. On May 12, 2011, we satisfied the escrow conditions of our public offering of common stock. On such date, we received and accepted aggregate subscriptions in excess of the minimum of $2.0 million in shares, broke escrow and issued shares of common stock to our initial investors who were admitted as stockholders. We will not accept subscriptions from residents of Pennsylvania until we have received aggregate subscriptions of at least $75 million.

As of September 19, 2011, we had acquired six commercial properties which were 93.2% leased as of such date. As of September 19, 2011, we had total real estate investments, at cost, of approximately $68.9 million. As of June 30, 2011, we had incurred, cumulatively to that date, approximately $3.0 million in selling commissions, dealer manager fees and other organizational and offering costs for the sale of our common stock.

We will offer shares of our common stock until February 18, 2013, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all 150.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to our distribution reinvestment plan for sale in our primary offering).

Shares Currently Outstanding

As of September 15, 2011, we had received aggregate gross proceeds of approximately $24.1 million from the sale of approximately 2.4 million shares of common stock in our public offering. As of September 15, 2011, there were approximately 2.4 million shares of our common stock outstanding, including restricted stock and shares issued under the distribution reinvestment plan, or DRIP. As of September 15, 2011, there were approximately 147.6 million shares of our common stock available for sale, excluding shares available under our DRIP.

PROSPECTUS UPDATES

Description of Real Estate Investments

Each of the sections entitled “Description of Real Estate Investments — Potential Property Investments — Carson City, Nevada”, “Description of Real Estate Investments — Potential Property Investments — Las Vegas, Nevada”, and “Description of Real Estate Investments — Potential Property Investments — Phoenix, Arizona” is deleted in its entirety and the following disclosure is added immediately after the section of the Prospectus entitled “Description of Real Estate Investments — DaVita Dialysis Centers”.

“Carson Tahoe Specialty Medical Plaza

On September 19, 2011, we, through our sponsor, closed the acquisition of one fee simple multi-specialty medical campus located in Carson City, Nevada (the “Carson Tahoe Specialty Medical Plaza”). The seller of the property was CCNV Venture, LP, an entity which has no material relationship with the Company, and the acquisition was not an affiliated transaction. The Carson Tahoe Specialty Medical Plaza is the first property acquired from the portfolio of 12 healthcare facilities related to the purchase and sale agreement dated July 14, 2011 (the “Twelve Property Portfolio”).

The Carson Tahoe Specialty Medical Plaza contains approximately 154,622 rentable square feet and consists of one three-story, 136,778 rentable square foot multi-specialty building, one single-story, 14,603 rentable square foot inpatient psychiatric hospital building, and one single-story, 3,241 rentable square foot conference building. The Carson Tahoe Specialty Medical Plaza houses a variety of outpatient and specialty services offered primarily by Carson Tahoe Regional Healthcare, the leading hospital system in Carson City. The campus accommodates a behavioral health program, a long-term acute care program, an ophthalmology surgery center and several outpatient programs such as imaging, physical therapy and laboratory services. The multi-specialty building was constructed in 1968 and has been in continuous use since the facility was initially used by Carson Tahoe Regional Healthcare as its main hospital campus. The psychiatric hospital was constructed in 1990 and has been used since by Carson Tahoe Regional Healthcare’s behavioral health services program. The property was last renovated in 2008.

Capitalization

The purchase price of the Carson Tahoe Specialty Medical Plaza was approximately $29.0 million, exclusive of closing costs, at a capitalization rate of 8.6% (calculated by dividing annualized rental income on a straight-line basis less estimated property operating costs by the base purchase price). At closing, we funded the acquisition, exclusive of closing costs, of the Carson Tahoe Specialty Medical Plaza with (a) net proceeds from our ongoing offering of approximately $7.2 million and (b) a $21.8 million mortgage loan representing a portion of the initial tranche of the GECC Mortgage Loan (as defined in “— Financial Obligations — GECC Mortgage Loan” below). The mortgage loan in respect of the Carson Tahoe Specialty Medical Plaza bears an interest rate of 5.01% and matures in September 2015. The mortgage loan requires monthly interest payments with the principal balance due on the maturity date in September 2015. The mortgage loan was incurred under the terms and subject to the conditions of the GECC Mortgage Loan as described in further detail in “— Financial Obligations — GECC Mortgage Loan” below.

Major Tenants/Lease Expiration

Six tenants currently occupy 100% of the rentable square footage of the multi-specialty medical campus, of which two tenants each occupy more than 10% of the rentable square footage of the campus. Carson Tahoe Regional Healthcare, a Nevada non-profit corporation that serves as the leading healthcare provider in the region, occupies an aggregate of approximately 66.6% of the property’s total rentable square footage consisting of four leases for their imaging and labs, psychiatric, training and psychiatric and behavioral health suites, and its subsidiary, ContinueCare Hospital of Carson Tahoe, occupies approximately 26.8% of the property’s total rentable square footage consisting of one lease for long-term acute care. A sixth tenant, a regional ophthalmology surgery center, occupies the remaining 6.6% of the property’s rentable square footage.

The leases to Carson Tahoe Regional Healthcare are net whereby we are responsible for maintaining the roof and structure of the building and Carson Tahoe Regional Healthcare is required to pay their pro rata share of all other operating expenses, in addition to base rent. The annualized straight-line rental income for the initial lease terms is approximately $1.7 million or approximately $16.35 per rentable square foot. The leases expire in March 2018. The leases contain 2.5% fixed annual rental escalations during the primary lease terms and provide four renewal options of five years each at an increase of 2.5% over the prior year’s rent with 2.5% fixed annual rental escalations thereafter. Carson Tahoe Regional Healthcare occupies an aggregate of approximately 103,000 rentable square feet.

Carson Tahoe Regional Healthcare is a non-profit group founded in 1949 with physicians and staff dedicated to cardiovascular diseases, cancer, surgical services, rehabilitation, behavioral and wellness services. The group has received full joint commission accreditation. They have access to approximately 103,000 square feet of imaging, laboratories, rehabilitation centers and behavioral offices and have over 240 board-certified physicians in more than 35 medical specialties.

The lease to ContinueCare Hospital of Carson Tahoe is net whereby we are responsible for maintaining the roof and structure of the building and ContinueCare Hospital of Carson Tahoe is required to pay their pro rata share of all other operating expenses, in addition to base rent. The annualized straight-line rental income for the initial lease term is approximately $678,000 or approximately $16.36 per rentable square foot. The lease expires in March 2018. The lease contains 2.5% fixed annual rental escalations during the primary lease term and provides four renewal options of five years each at an increase of 2.5% over the prior year’s rent with 2.5% fixed annual rental escalations thereafter. ContinueCare Hospital of Carson Tahoe occupies approximately 41,400 rentable square feet.

ContinueCare Hospital of Carson Tahoe operates as 29-bed long-term acute care hospital focusing on the treatment of wound care, infectious disease, specialty, speech, nutrition, physical, occupational, social and case management. ContinueCare Hospital of Carson Tahoe is a subsidiary of Carson Tahoe Regional Healthcare.

The table below sets forth the lease expiration information for each of the next ten years:

Year Ending December 31,	Number of Leases Expiring	Total Rentable Square Feet of Expiring Leases	% of Leased Area Represented by Expiring Leases	Annualized Rental Income Represented by Expiring Leases (in thousands)	% of Total Annualized Rental Income Represented by Expiring Leases
2011	0	0	0.0%	$0	0.0%
2012	0	0	0.0%	$0	0.0%
2013	0	0	0.0%	$0	0.0%
2014	0	0	0.0%	$0	0.0%
2015	0	0	0.0%	$0	0.0%
2016	1	10,165	6.6%	$122	4.9%
2017	0	0	0.0%	$0	0.0%
2018	5	144,457	93.4%	$2,363	95.1%
2019	0	0	0.0%	$0	0.0%
2020	0	0	0.0%	$0	0.0%

The table below describes the occupancy rate and the average effective annual rent per rentable square foot as of December 31 for each of the last five years where such information is available:

	2010	2009	2008	2007	2006
Occupancy rate	97.9%	97.9%	97.9%	100.0%	100.0%
Average effective annual rent per rentable square foot	$14.46	14.12	13.88	12.00	12.51

Other

We do not have any scheduled capital improvements. However, we are considering approximately $30,000 of potential capital expenditures that may occur over the next 12 to 24 months.

In the opinion of management of the Company, the property is adequately covered by insurance.

The annual real estate taxes payable on the property for the calendar year 2011 are estimated to be approximately $209,000. Such real estate taxes are to be reimbursed by the tenants in respect of their proportionate share of real estate taxes under the terms of the leases.

Durango Medical Plaza

On September 19, 2011, we, through our sponsor, closed the acquisition of one fee simple medical office building located in Las Vegas, Nevada (the “Durango Medical Plaza”). The seller of the property was Durango Medical Plaza, LP, an entity which has no material relationship with the Company, and the acquisition was not an affiliated transaction. The Durango Medical Plaza is the second property acquired from the Twelve Property Portfolio.

The Durango Medical Plaza contains approximately 73,094 rentable square feet and consists of one three-story ambulatory surgery center, medical office space and a compliment of support services to the ambulatory surgery center, such as imaging and urgent care. The Durango Medical Plaza is located in southwest Las Vegas and is in close proximity to three general acute-care hospitals.

Capitalization

The purchase price of the Durango Medical Plaza was approximately $22.9 million, exclusive of closing costs, at a capitalization rate of 8.3% (calculated by dividing annualized rental income on a straight-line basis less estimated property operating costs by the base purchase price). At closing, we funded the acquisition, exclusive of closing costs, of the Durango Medical Plaza with (a) net proceeds from our ongoing offering of approximately $5.7 million and (b) a $17.2 million mortgage loan representing a portion of the initial tranche of the GECC Mortgage Loan. The mortgage loan in respect of the Durango Medical Plaza bears an interest rate of 5.01% and matures in September 2015. The mortgage loan requires monthly interest payments with the principal balance due on the maturity date in September 2015. The mortgage loan was incurred under the terms and subject to the conditions of the GECC Mortgage Loan as described in further detail in “— Financial Obligations — GECC Mortgage Loan” below.

Major Tenants/Lease Expiration

Twelve tenants currently occupy approximately 74.9% of the rentable square footage of the property, of which two tenants each occupy more than 10% of the rentable square footage of the campus. San Martin Surgery Center, LLC (d/b/a Durango Outpatient Surgery Center), an ambulatory surgery center, occupies approximately 19.7% of the total rentable square footage of the property and Anson & Higgins Plastic Surgery Assoc., LP, a plastic surgery practice, occupies approximately 12.5% of the total rentable area of the property. Ten other tenants occupy an aggregate of approximately 42.7% of the property. Approximately 25.1% of the property is currently vacant.

The lease to the Durango Outpatient Surgery Center is net whereby we are responsible for maintaining the roof and structure of the building and the tenant is required to pay its pro rata share of all other operating expenses, in addition to base rent. The annualized straight-line rental income for the initial lease term is approximately $866,000 or approximately $60.14 per rentable square foot. The lease expires in May 2023. The lease contains 1.5% fixed annual rental escalations during the primary lease term and has two renewal options of five years each at market rates. The Durango Outpatient Surgery Center occupies approximately 14,400 rentable square feet.

The Durango Outpatient Surgery Center is a four-operating room ambulatory surgery center that focuses on a broad range of outpatient surgical procedures in the specialty areas of ear, nose and throat (ENT), gastroenterology, general surgery, gynecology, orthopedics, pain management and podiatry. The Durango Outpatient Surgery Center is a joint venture among Catholic Healthcare West, a non-profit hospital provider associated with a large regional health system, United Surgical Partners International, a national operator of ambulatory surgery centers, and a group of physician investors. Catholic Healthcare West, United Surgical Partners International and the physician group own 53%, 33% and 14% of the Durango Outpatient Surgery Center, respectively.

The lease to Anson & Higgins Plastic Surgery Assoc., LP is net whereby we are responsible for maintaining the roof and structure of the building and the tenant is required to pay its pro rata share of all other operating expenses, in addition to base rent. The annualized straight-line rental income for the initial lease term is approximately $395,000 or approximately $43.18 per rentable square foot. The lease expires in April 2018. The lease contains 2.9% fixed annual rental escalations during the primary lease term and has two renewal options of five years each at market rates. Anson & Higgins Plastic Surgery Assoc., LP occupies approximately 9,100 rentable square feet.

Anson & Higgins Plastic Surgery Assoc., LP is a private practice that specializes in rhinoplasty and breast augmentation. They also perform non-surgical work with botox, fillers, lasers, and skin care.

The table below sets forth the lease expiration information for each of the next ten years:

Year Ending December 31,	Number of Leases Expiring	Total Rentable Square Feet of Expiring Leases	% of Leased Area Represented by Expiring Leases	Annualized Rental Income Represented by Expiring Leases (in thousands)	% of Total Annualized Rental Income Represented by Expiring Leases
2011	1	1,629	3.0%	$17	0.8%
2012	0	0	0.0%	$0	0.0%
2013	0	0	0.0%	$0	0.0%
2014	4	10,222	18.7%	$261	12.6%
2015	3	8,149	14.9%	$221	10.7%
2016	0	0	0.0%	$0	0%
2017	1	7,086	12.9%	$177	8.6%
2018	1	9,148	16.7%	$395	19.1%
2019	0	0	0.0%	$0	0.0%
2020	1	4,140	7.6%	$131	6.3%

The table below describes the occupancy rate and the average effective annual rent per rentable square foot as of December 31 for each of the last five years where such information is available:

	2010	2009	2008	2007	2006
Occupancy rate	72.7%	62.9%	62.9%	4.3%	4.3%
Average effective annual rent per rentable square foot	$34.43	35.81	35.25	23.25	22.63

Other

We do not have any scheduled capital improvements. However, we are considering approximately $15,000 of potential capital expenditures that may occur over the next 12 to 24 months.

In the opinion of management of the Company, the property is adequately covered by insurance.

The annual real estate taxes payable on the building for the calendar year 2011 are estimated to be approximately $127,000. Such real estate taxes are to be reimbursed by the tenants in respect of their proportionate share of real estate taxes under the terms of the lease.

Founded in 1998 and headquartered in Dallas, Texas, United Surgical Partners International operates ambulatory surgery centers and short-stay hospitals, with nearly 200 facilities located throughout the United States and the United Kingdom.

Catholic Healthcare West is a non-profit healthcare system with 39 hospitals located throughout Arizona, Nevada and California. Founded in 1986 and headquartered in San Francisco, Catholic Healthcare West is the fifth largest hospital provider in the nation and the largest hospital system in California.

CareMeridian

Phoenix, Arizona

On September 19, 2011, we, through our sponsor, closed the acquisition of one fee simple inpatient rehabilitation facility specializing in catastrophic brain and spinal injuries located in Phoenix, Arizona (the “CareMeridian Rehabilitation Facility — Phoenix”). The seller of the property was ARC Med Partners, LP, an entity which has no material relationship with the Company, and the acquisition was not an affiliated transaction. The CareMeridian Rehabilitation Facility — Phoenix is the third property acquired from the Twelve Property Portfolio.

The CareMeridian Rehabilitation Facility — Phoenix contains approximately 13,500 rentable square feet and consists of a single story, inpatient rehabilitation facility specializing in catastrophic brain and spine injuries. The property, which is located in central Phoenix near the Arcadia district, was designed to provide patients the highest level of medical services within a comfortable residential setting. The property was completely renovated in 2009 to accommodate a skilled nursing licensure, including a new roof, structural, life safety and medical operations and other patient and support services upgrades. The facility was licensed in 2009 as a 31-bed skilled nursing facility.

Capitalization

The purchase price of the CareMeridian Rehabilitation Facility — Phoenix was approximately $9.0 million, exclusive of closing costs, at a capitalization rate of 9.4% (calculated by dividing annualized rental income on a straight-line basis less estimated property operating costs by the base purchase price). At closing, we funded the acquisition, exclusive of closing costs, of the CareMeridian Rehabilitation Facility — Phoenix with (a) net proceeds from our ongoing offering of approximately $2.1 million and (b) a $6.9 million mortgage loan representing a portion of the initial tranche of the GECC Mortgage Loan. The mortgage loan in respect of the CareMeridian Rehabilitation Facility — Phoenix bears an interest rate of 5.01% and matures in September 2015. The mortgage loan requires monthly interest payments with the principal balance due on the maturity date in September 2015. The mortgage loan was incurred under the terms and subject to the conditions of the GECC Mortgage Loan as described in further detail in “— Financial Obligations — GECC Mortgage Loan” below.

Major Tenants/Lease Expiration

The property is 100% leased to National Mentor Healthcare, LLC (d/b/a CareMeridian), a subsidiary of National Mentor Holdings, LLC, a national healthcare provider that specializes in mentoring services, particularly services for people with disabilities, brain and spinal cord damage and other catastrophic injuries and illnesses. The CareMeridian network specializes in offering subacute and skilled nursing for patients suffering from traumatic brain injury, spinal cord injury, or medically complex injuries, such as neuromuscular or congenital anomalies in its 24 locations throughout Arizona, California and Nevada. National Mentor Holdings, Inc. has guaranteed the tenant’s obligations under the lease. The tenant took possession of the property upon its completion in June 2009.

The lease is triple net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent. The lease has a 15-year term, which commenced in June 2009, and expires in June 2024. The annualized straight-line rent for the initial lease term will be approximately $847,000 or approximately $62.74 per rentable square foot. The lease contains 2.7% fixed annual rental escalations during the primary term and two renewal options of ten years each at the lessor of market rates or an increase of 2.7% over the rental rate in-place at the time of lease expiration.

The table below describes the occupancy rate and the average effective annual rent per rentable square foot as of December 31 for each of the last five years where such information is available:

	2010	2009(1)	2008(1)	2007(1)	2006(1)
Occupancy rate	100.0%	100.0%	N/A	N/A	N/A
Average effective annual rent per square foot	$51.04	46.24	N/A	N/A	N/A

(1)	The tenant took possession of the property upon completion of property renovation in June 2009. Accordingly, no occupancy rate or average effective annual rent information is available for prior periods.

Other

We do not have any scheduled capital improvements. However, we are considering approximately $10,000 of potential capital expenditures that may occur over the next 12 to 24 months.

In the opinion of management of the Company, the property is adequately covered by insurance.

The annual real estate taxes payable on the property for the calendar year 2011 are anticipated to be approximately $15,000. Such real estate taxes will be paid by the landlord under the terms of the lease; however, the tenant will pay the landlord monthly payments equal to 1/12 of the known or estimated real estate taxes. Any excess or shortfall will be reconciled annually.

National Mentor Holdings, Inc. is a leading provider of home and community-based health and human services to adults and children with intellectual and/or developmental disabilities, acquired brain injury and other catastrophic injuries and illnesses, and to youth with emotional, behavioral and/or medically complex challenges, or at-risk youth. Since its founding in 1980, the company has grown to over 16,900 employees that provide services to approximately 23,600 clients across 36 states.

National Mentor Holdings, Inc. currently files its financial statements in reports filed with the U.S. Securities and Exchange Commission, and the following summary financial data regarding National Mentor Holdings, Inc. are taken from such filings:

	Nine Months Ended June 30, 2011 (Unaudited)	Year Ended
(Amounts in Thousands)		September 30, 2010 (Audited)	September 30, 2009 (Audited)	September 30, 2008 (Audited)
Statements of Operations Data
Net revenue	$803,583	$1,022,036	$970,218	$929,831
Income from operations	29,696	43,611	43,924	44,482
Net loss	(19,622)	(6,867)	(5,456)	(7,235)

	June 30, 2011 (Unaudited)	September 30, 2010 (Audited)	September 30, 2009 (Audited)	September 30, 2008 (Audited)
Consolidated Condensed Balance Sheets
Total assets	$1,037,777	$1,015,885	$995,610	$1,016,433
Long-term debt, less current portion	755,326	500,799	500,763	508,178
Total liabilities	1,052,703	790,752	771,882	779,305
Total stockholders’ equity	(14,926)	225,133	223,728	237,128”

Financial Obligations

The following language is added immediately prior to the section entitled “Description of Real Estate Investments — Potential Property Investments” of the Prospectus.

“Financial Obligations

GECC Mortgage Loan

On September 19, 2011, we, through our indirect wholly owned subsidiaries, entered into a $150.0 million multi-tranche mortgage loan agreement with General Electric Capital Corporation to provide funding for the Twelve Property Portfolio (the “GECC Mortgage Loan”). The GECC Mortgage Loan will be funded in four tranches contemporaneously with the acquisition of each property in the Twelve Property Portfolio. The GECC Mortgage loan has a four-year term and all tranches will be coterminous, regardless of funding date. The GECC Mortgage Loan requires monthly interest payments with the principal balance under all mortgage loans due on the maturity date in September 2015. Each tranche of the GECC Mortgage Loan will accrue interest at a rate set on its respective closing date. The mortgages for each of the properties will be cross-collateralized with one another and in the event that the Company defaults on one of the mortgages, the lender may look to the other properties as collateral. The GECC Mortgage Loan may be prepaid from time to time and at any time, in whole or in part, with the payment of an exit fee equal to: (i) if the aggregate mortgage loan balance is less than $90 million by the eighth month following the closing of the initial tranche of the mortgage loan, then 1% of the aggregate unfunded loan commitment less any amount funded to such exit date; and (ii) if the Company acquires the properties relating to the third and fourth tranches of the mortgage loan without financing under the mortgage loan, then 1% of the unfunded loan commitments to such exit date.

On September 19, 2011, we, through our indirect wholly owned subsidiaries, entered into mortgage loans in connection with the initial tranche of the GECC Mortgage Loan in an amount equal to (i) $21.8 million in respect of the Carson Tahoe Specialty Medical Plaza, (ii) $17.2 million in respect of the Durango Medical Plaza and (iii) $6.9 million in respect of the CareMeridian facility. Each mortgage loan bears an interest rate of 5.01% and matures on September 2015. Each mortgage loan was incurred under the terms and subject to the conditions of the GECC Mortgage Loan.

Bridge Loan

On September 19, 2011, we entered into an unsecured $2.5 million bridge loan with an unaffiliated third party investor. The bridge loan bears a fixed interest rate of 8.0% per annum and matures in September 2014. The bridge loan has two one-year extension options. The bridge loan requires monthly interest payments with the principal balance due at maturity. The bridge loan may be repaid from time to time and at any time, in whole or in part, without premium or penalty; provided, however, that prior to the first anniversary, we will be required to pay a prepayment fee equal to 1% of any amount prepaid. Notwithstanding the foregoing, after the initial maturity date, the lender has a right to require the repayment in full of any outstanding principal and interest under the bridge loan upon 60 days’ notice thereof.”

Potential Property Investments

The following language replaces in its entirety the last introductory paragraph in the section entitled “Description of Real Estate Investments — Potential Property Investments” of the Prospectus.

“The purchase price of the portfolio is approximately $257.5 million. Pursuant to the terms of the purchase and sale agreement, our sponsor deposited $3.0 million in escrow immediately following signing. Such deposit will be credited pro rata towards each property in the portfolio to be acquired and is refundable upon termination of the purchase and sale agreement on or prior to the end of the applicable due diligence period. We intend to acquire each property, through indirect, wholly owned subsidiaries, at the closing of each acquisition, and to reimburse the sponsor for the pro rata share of the deposit in respect of each such acquisition.

On September 19, 2011, we closed on the acquisition of the initial tranche of healthcare facilities, which consist of a hospital/medical office building located in Carson City, Nevada at a purchase price of approximately $29.0 million, an ambulatory surgery center/medical office facility located in Las Vegas, Nevada at a purchase price of approximately $22.9 million and a post-acute care rehabilitation facility located in Phoenix, Arizona at a purchase price of approximately $9.0 million.”